UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________________________________
FORM 6-K
_________________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of, December 2015
_________________________________________________________________
Commission File Number 000-29898
_________________________________________________________________
BlackBerry Limited
(Translation of registrant’s name into English)
_________________________________________________________________
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)
_________________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:
Form 20-F  ☐            Form 40-F  ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document
1	BlackBerry Reports 43 Percent Year-over-Year Organic Growth in Software License Revenue for the Fiscal 2016 Third Quarter
2	BlackBerry Supplemental Financial Information

Document 1

December 18, 2015
FOR IMMEDIATE RELEASE

BlackBerry Reports 43 Percent Year-over-Year Organic Growth in Software License Revenue for the Fiscal 2016 Third Quarter
Total software and services revenue grows 183 percent year over year
Waterloo, Ontario - BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, today reported financial results for the three months ended November 28, 2015 (all figures in U.S. dollars and U.S. GAAP, except where otherwise indicated).
Q3 Highlights:

•	Non-GAAP total revenue of $557 million, up 14 percent over Q2 FY16

•	Non-GAAP software and services revenue of $162 million, up 183 percent year over year and up 119 percent quarter over quarter

•	Adjusted EBITDA of $114 million

•	Cash and investments balance of $2.71 billion at the end of the fiscal quarter, including the impact of the recent acquisitions of AtHoc and Good Technology

•	Non-GAAP loss of ($0.03) per share

•	Completed the acquisitions of AtHoc and Good Technology

•	Launched the PRIV in November, the only smartphone that combines BlackBerry-level security with the Google Play App Store’s 1.6 million apps

•	Confirmed plans to release OS version 10.3.3 on BlackBerry 10 to support NIAP certification

Q3 Results
Non-GAAP revenue for the third quarter of fiscal 2016 was $557 million with GAAP revenue of $548 million. GAAP revenue reflects a purchase accounting write down of deferred revenue associated with recent acquisitions. The non-GAAP revenue breakdown for the quarter was approximately 29% for software and services, 31% for service access fees (SAF), and 40% for hardware and other revenue.
BlackBerry had 2,713 enterprise customer wins in the quarter. Approximately 70% of third quarter software revenue was recurring.
Non-GAAP net loss for the third quarter was ($15) million, or ($0.03) per share. GAAP net loss for the quarter was ($89) million, or ($0.17) per basic share. Basic GAAP net income reflects a purchase accounting impact of $9 million on GAAP revenue, a non-cash credit associated with the change in the fair value of the debentures of $5 million (the “Q3 Fiscal 2016 Debentures Fair Value Adjustment”), pre-tax charges of $38 million related to restructuring and acquisition costs, stock compensation of $14 million, and amortization of acquired intangibles of $18 million. The impact of these adjustments on GAAP net income and earnings per share is summarized in a table below.
Total cash, cash equivalents, short-term and long-term investments was $2.71 billion as of November 28, 2015. This reflects $15 million of positive free cash flow, $636 million used in acquisition costs for AtHoc and Good Technology and $10 million used to repurchase 1.6 million shares. Excluding $1.25 billion in the face value of our debt, the net cash balance at the end of the quarter was $1.46 billion. Purchase orders with contract manufacturers totaled approximately $298 million at the end of the third quarter, compared to $248 million at the end of the second quarter and down from $565 million in the year ago quarter. Operating cash flow was $19 million.
“I am pleased with our continued progress on BlackBerry’s strategic priorities, leading to 14 percent sequential growth in total revenue for Q3. We delivered accelerating growth in enterprise software and higher revenue across all of our areas of focus,” said Executive Chairman and Chief Executive Officer John Chen. “Our new PRIV device has been well received since its launch in November, and we are expanding distribution to additional carriers around the world in the next several quarters.
“BlackBerry has a solid financial foundation, and we are executing well. To sustain our current direction, we are stepping up investments to drive continued software growth and the additional PRIV launches. I anticipate this will result in sequential revenue growth in our software, hardware and messaging businesses in Q4.”
Outlook
The company continues to anticipate positive free cash flow and adjusted EBITDA.

Reconciliation of GAAP gross margin, gross margin percentage, income before income taxes, net income and earnings per share to Non-GAAP gross margin, gross margin percentage, loss before income taxes, net loss and loss per share:
(United States dollars, in millions except per share data)

Q3 Fiscal 2016 Non-GAAP Adjustments		For the Three Months Ended November 28, 2015 (in millions)
	Income statement location	Gross margin (before taxes)(1)	Gross margin % (before taxes)(1)	Loss before income taxes	Net loss	Basic loss per share
As reported		$236	43.1%	$(120)	$(89)	$(0.17)
Debentures fair value adjustment(2)	Debentures fair value adjustment	—	—%	(5)	(5)
RAP charges (3)	Cost of sales	5	0.9%	5	5
RAP charges (3)	Research and development	—	—%	2	2
RAP charges (3)	Selling, marketing and administration	—	—%	26	26
CORE program charges(4)	Selling, marketing and administration	—	—%	(6)	(6)
Software deferred revenue acquired(5)	Revenue	9	0.9%	9	9
Stock compensation expense(6)	Research and development	—	—%	4	4
Stock compensation expense(6)	Selling, marketing and administration	—	—%	10	10
Acquired intangibles amortization(7)	Amortization	—	—%	18	18
Business acquisition costs(8)	Selling, marketing and administration	—	—%	11	11
Adjusted		$250	44.9%	$(46)	$(15)	$(0.03)

Note: Non-GAAP gross margin, non-GAAP gross margin percentage, non-GAAP loss before income taxes, non-GAAP net loss and non-GAAP loss per share do not have a standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. Investors should consider these non-GAAP measures in the context of the Company’s GAAP results.

(1)
During the third quarter of fiscal 2016, the Company reported GAAP gross margin of $236 million or 43.1% of revenue. Excluding the impact of the resource alignment program ("RAP") charges included in cost of sales and software deferred revenue acquired included in revenue, the non-GAAP gross margin was $250 million or 44.9% of revenue.

(2)
During the third quarter of fiscal 2016, the Company recorded the Q3 Fiscal 2016 Debentures Fair Value Adjustment of $5 million. This adjustment was presented on a separate line in the Consolidated Statement of Operations.

(3)
During the third quarter of fiscal 2016, the Company incurred charges related to the RAP of $33 million pre-tax and after tax, of which $5 million were included in cost of sales, $2 million were included in research and development and $26 million were included in selling, marketing, and administration expenses.

(4)	During the third quarter of fiscal 2016, the Company recovered charges related to the CORE program of $6 million, which were included in selling, marketing, and administration expenses.

(5)
During the third quarter of fiscal 2016, he Company recorded software deferred revenue acquired but not recognized due to business combination accounting rules of $9 million, which were included in revenue.

(6)
During the third quarter of fiscal 2016, the Company recorded stock compensation expense of $14 million, of which $4 million were included in research and development, and $10 million were included in selling, marketing, and administration expenses.

(7)	During the third quarter of fiscal 2016, the Company recorded amortization of intangible assets acquired through business combinations of $18 million, which were included in amortization expense.

(8)
During the third quarter of fiscal 2016, the Company recorded acquisition costs incurred through business combinations of $11 million, which were included in selling, marketing, and administration expenses.

Supplementary Geographic Revenue Breakdown

Blackberry Limited
(United States dollars, in millions)
Revenue by Region

	For the quarter ended
	November 28, 2015		August 29, 2015		May 30, 2015		February 28, 2015		November 29, 2014
North America	$275	50.2%	$176	36.0%	$285	43.3%	$205	31.0%	$213	26.9%
Europe, Middle East and Africa	194	35.4%	202	41.2%	245	37.2%	283	42.9%	366	46.1%
Latin America	24	4.4%	33	6.7%	42	6.4%	60	9.1%	84	10.6%
Asia Pacific	55	10.0%	79	16.1%	86	13.1%	112	17.0%	130	16.4%
Total	$548	100.0%	$490	100.0%	$658	100.0%	$660	100.0%	$793	100.0%

Conference Call and Webcast
A conference call and live webcast will be held beginning at 8 am ET, which can be accessed by dialing 1-888-428-9507 or by logging on at http://ca.blackberry.com/company/investors/events.html. A replay of the conference call will also be available at approximately 10 am ET by dialing 1-647-436-0148 and entering pass code 8820480# or by clicking the link above. This replay will be available until 10 am ET January 3, 2016.
About BlackBerry
BlackBerry is securing a connected world, delivering innovative solutions across the entire mobile ecosystem and beyond. We secure the world’s most sensitive data across all end points - from cars to smartphones - making the mobile-first enterprise vision a reality. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols “BB” on the Toronto Stock Exchange and “BBRY” on the NASDAQ. For more information, visit www.BlackBerry.com.

Investor Contact:
BlackBerry Investor Relations
+1-519-888-7465
investor_relations@blackberry.com

Media Contact:
BlackBerry Media Relations

(519) 597-7273
mediarelations@BlackBerry.com
###
This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws, including statements regarding: BlackBerry’s expectations regarding its cash flow and revenue trend and its ability to reach sustainable non-GAAP profitability by the end of fiscal 2016; BlackBerry’s plans, strategies and objectives, including the anticipated benefits of its strategic initiatives; BlackBerry’s expectations regarding anticipated demand for, and the timing of, new product and service offerings, and BlackBerry’s plans and expectations relating to its existing and new product and service offerings, including BES10, BES12, BlackBerry smartphones, services related to BBM and the BlackBerry IoT Platform; BlackBerry’s expectations regarding software, hardware and messaging revenue and overall revenue for the next quarter; BlackBerry’s expectations regarding the generation of revenue from its software, services and other technologies, including from technology licensing and the monetization of its patent portfolio; BlackBerry’s anticipated levels of decline in service revenue for the next quarter; BlackBerry’s expectations for gross margin for the next quarter; BlackBerry ‘s expectations for earnings per share for the next quarter; BlackBerry’s expected benefits from its plans to reallocate resources through its resource alignment program; BlackBerry’s expectations regarding its common share repurchase program; BlackBerry's expectations with respect to the sufficiency of its financial resources and maintaining its strong cash position; and BlackBerry’s estimates of purchase obligations and other contractual commitments.

The terms and phrases “expect”, “anticipate”, “estimate”, “may”, “will”, “should”, “intend”, “believe”, “target”, “plan” and similar expressions are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are relevant. Many factors could cause BlackBerry’s actual results or performance to differ materially from those expressed or implied by the forward-looking statements, including the following risks: BlackBerry’s ability to attract new enterprise customers and maintain its existing relationships with its enterprise customers or transition them to the BES12 platform and deploy smartphones; BlackBerry’s ability to develop, market and distribute an integrated software and services offering, or otherwise monetize its technologies, to grow revenue, achieve sustained profitability or mitigate the impact of the decline in BlackBerry’s service access fees; BlackBerry’s ability to successfully market and distribute the PRIV device on the Android platform and positively differentiate it from competing products, and to receive broad market acceptance for the device without eroding BlackBerry’s brand identity or impairing the economic viability of the BlackBerry 10 platform; risks related to acquisitions recently completed by BlackBerry, including its ability to integrate and manage the acquired businesses, personnel, and products, and to achieve strategic objectives, revenue generation, cost savings and other benefits from those acquisitions; BlackBerry’s ability to enhance its current products and services, or develop new products and services in a timely manner or at competitive prices, or to meet customer requirements, including risks related to new product introductions; risks related to BlackBerry’s products and services being dependent upon the interoperability with rapidly changing systems provided by third parties; intense competition, rapid change and significant strategic alliances within BlackBerry’s industry; risks related to sales to customers in highly regulated industries and governmental entities; BlackBerry’s ability to maintain its existing relationships with its carrier partners and distributors; security risks; risks relating to network disruptions and other business interruptions, including costs, potential liabilities, lost revenues and reputational damage associated with service interruptions; dependence on BlackBerry’s ability to attract new personnel and retain key personnel; BlackBerry’s increasing reliance on third-party manufacturers for certain products and its ability to manage its production and repair process, and risks related to BlackBerry changing manufacturers or reducing the number of manufacturers or suppliers it uses; BlackBerry’s reliance on its suppliers for functional components and risks relating to its supply chain; BlackBerry’s ability to obtain rights to use software or components supplied by third parties; BlackBerry’s ability to maintain or increase its liquidity and service its debt and sustaining recent cost reductions; BlackBerry’s ability to address inventory and asset risk and the potential for additional charges related to its inventory and long-lived assets; risks related to BlackBerry’s significant indebtedness; risks related to acquisitions, divestitures, investments and other business initiatives; risks related to foreign operations, including fluctuations in foreign currencies, and collecting accounts receivables in jurisdictions with foreign currency controls; risks related to intellectual property rights; risks related to litigation, including litigation claims arising from BlackBerry’s disclosure practices; BlackBerry’s ability to supplement and manage its BlackBerry World applications catalogue; reliance on strategic alliances and relationships with third-party network infrastructure developers; potential defects and vulnerabilities in BlackBerry’s products; risks as a result of actions of activist shareholders; risks related to the collection, storage, transmission, use and disclosure of user and personal information; risks related to the failure of BlackBerry’s suppliers and other parties it does business with to use acceptable ethical business practices; risks related to government regulations, including regulations relating to encryption technology; costs and other burdens associated with recently adopted regulations regarding conflict minerals; risks related to BlackBerry possibly losing its foreign private issuer status under U.S. federal securities laws; risks related to tax liabilities; risks related to economic and geopolitical conditions; and difficulties in forecasting BlackBerry’s financial results given the rapid technological changes, evolving industry standards, intense competition and short product life cycles that characterize the wireless communications industry. These risk factors and others relating to BlackBerry are discussed in greater detail in BlackBerry’s Annual Information Form, which is included in its Annual Report on Form 40-F and the “Cautionary Note Regarding Forward-Looking Statements” section of BlackBerry’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov). Readers should not place undue reliance on BlackBerry’s forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry family of related marks, images and symbols are the exclusive properties and trademarks of BlackBerry Limited. BlackBerry, BBM, QNX and related trademarks are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

###
BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except share and per share amounts) (unaudited)

Consolidated Statements of Operations

	For the three months ended			For the nine months ended
	November 28, 2015	August 29, 2015	November 29, 2014	November 28, 2015	November 29, 2014
Revenue	$548	$490	$793	$1,696	$2,675
Cost of sales
Cost of sales	304	301	365	935	1,358
Inventory write-down	9	4	24	33	54
Supply commitment charges	(1)	—	(6)	(3)	(23)
	312	305	383	965	1,389
Gross margin	236	185	410	731	1,286
Gross margin %	43.1%	37.8%	51.7%	43.1%	48.1%
Operating expenses
Research and development	100	122	154	361	577
Selling, marketing and administration	177	191	171	542	766
Amortization	68	67	74	200	230
Debentures fair value adjustment	(5)	(228)	150	(390)	30
	340	152	549	713	1,603
Operating income (loss)	(104)	33	(139)	18	(317)
Investment loss, net	(16)	(12)	(21)	(44)	(67)
Income (loss) before income taxes	(120)	21	(160)	(26)	(384)
Recovery of income taxes	(31)	(30)	(12)	(56)	(52)
Net income (loss)	$(89)	$51	$(148)	$30	$(332)
Earnings (loss) per share
Basic	$(0.17)	$0.10	$(0.28)	$0.06	$(0.63)
Diluted	$(0.17)	$(0.24)	$(0.28)	$(0.46)	$(0.63)

Weighted-average number of common shares outstanding (000’s)
Basic	525,103	526,314	528,090	526,879	527,350
Diluted	525,103	667,321	528,090	651,879	527,350
Total common shares outstanding (000's)	525,701	524,211	528,511	525,701	528,511

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except per share data) (unaudited)

Consolidated Balance Sheets

As at	November 28, 2015	February 28, 2015
Assets
Current
Cash and cash equivalents	$1,123	$1,233
Short-term investments	1,175	1,658
Accounts receivable, net	380	503
Other receivables	45	97
Inventories	144	122
Income taxes receivable	9	169
Other current assets	134	375
Deferred income tax asset	2	10
	3,012	4,167
Long-term investments	350	316
Restricted cash	58	59
Property, plant and equipment, net	449	556
Goodwill	607	85
Intangible assets, net	1,413	1,375
	$5,889	$6,558
Liabilities
Current
Accounts payable	$269	$235
Accrued liabilities	402	667
Deferred revenue	430	470
	1,101	1,372
Long-term debt	1,317	1,707
Deferred income tax liability	17	48
	2,435	3,127
Shareholders’ Equity
Capital stock and additional paid-in capital	2,454	2,444
Retained earnings	1,018	1,010
Accumulated other comprehensive loss	(18)	(23)
	3,454	3,431
	$5,889	$6,558

BlackBerry Limited
Incorporated under the Laws of Ontario
(United States dollars, in millions except per share data) (unaudited)
Consolidated Statements of Cash Flow

	Nine Months Ended
	November 28, 2015	November 29, 2014
Cash flows from operating activities
Net income (loss)	$30	$(332)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization	489	532
Deferred income taxes	(67)	47
Stock-based compensation	42	36
Loss on disposal of property, plant and equipment	46	126
Debentures fair value adjustment	(390)	30
Other	23	13
Net changes in working capital items:
Accounts receivable, net	158	351
Other receivables	54	13
Inventories	(22)	142
Income taxes receivable	157	229
Other current assets	222	176
Accounts payable	13	(256)
Accrued liabilities	(281)	(369)
Deferred revenue	(217)	(135)
Net cash provided by operating activities	257	603
Cash flows from investing activities
Acquisition of long-term investments	(275)	(215)
Proceeds on sale or maturity of long-term investments	141	19
Acquisition of property, plant and equipment	(25)	(71)
Proceeds on sale of property, plant and equipment	—	348
Acquisition of intangible assets	(43)	(388)
Business acquisitions, net of cash acquired	(689)	(40)
Acquisition of short-term investments	(2,091)	(1,973)
Proceeds on sale or maturity of short-term investments	2,674	1,701
Net cash used in investing activities	(308)	(619)
Cash flows from financing activities
Issuance of common shares	3	6
Common shares repurchased	(57)	—
Transfer from (to) restricted cash	4	(65)
Net cash used in financing activities	(50)	(59)
Effect of foreign exchange loss on cash and cash equivalents	(9)	(6)
Net decrease in cash and cash equivalents during the period	(110)	(81)
Cash and cash equivalents, beginning of period	1,233	1,579
Cash and cash equivalents, end of period	$1,123	$1,498

As at	November 28, 2015	August 29, 2015
Cash and cash equivalents	$1,123	$1,447
Short-term investments	1,175	1,573
Long-term investments	350	277
Restricted cash	58	56
	$2,706	$3,353

Document 2

BlackBerry Investor Relations Income Statement Summary

GAAP Income Statement (Three Months Ended)	Q1 FY15	Q2 FY15	Q3 FY15	Q4 FY15	FY15	Q1 FY16	Q2 FY16	Q3 FY16

Software and services	$54	$62	$57	$74	$247	$137	$73	$154
Hardware	379	418	361	274	1,432	263	201	214
Service access fees	519	421	365	301	1,606	252	211	173
Other	14	15	10	11	50	6	5	7
Revenue	966	916	793	660	3,335	658	490	548
Cost of sales
Cost of sales	502	491	365	311	1,669	329	301	304
Inventory write-down	23	7	24	41	95	21	4	9
Supply commitment charges	(10)	(7)	(6)	(10)	(33)	(2)	—	(1)
Total cost of sales	515	491	383	342	1,731	348	305	312
Gross margin	451	425	410	318	1,604	310	185	236
Operating expenses
Research and development	237	186	154	134	711	139	122	100
Selling, marketing and administration	400	195	171	172	938	174	191	177
Amortization	81	75	74	68	298	65	67	68
Debentures fair value adjustment	(287)	167	150	50	80	(157)	(228)	(5)
Total operating expenses	431	623	549	424	2,027	221	152	340
Operating income (loss)	20	(198)	(139)	(106)	(423)	89	33	(104)
Investment income (loss), net	(26)	(20)	(21)	105	38	(16)	(12)	(16)
Income (loss) before income taxes	(6)	(218)	(160)	(1)	(385)	73	21	(120)
Provision for (recovery of) income taxes	(29)	(11)	(12)	(29)	(81)	5	(30)	(31)
Net income (loss)	$23	$(207)	$(148)	$28	$(304)	$68	$51	$(89)
Earnings (loss) per share
Basic earnings (loss) per share	$0.04	$(0.39)	$(0.28)	$0.05	$(0.58)	$0.13	$0.10	$(0.17)
Diluted earnings (loss) per share	$(0.37)	$(0.39)	$(0.28)	$0.05	$(0.58)	$(0.10)	$(0.24)	$(0.17)
Weighted-average number of common shares outstanding (000's)
Basic	526,742	527,218	528,090	528,685	527.684	529,235	526,314	525,103
Diluted	658,228	527,218	528,090	543,556	527.684	670,539	667,321	525,103

Non-GAAP Adjustments (Three Months Ended, Pre-Tax)	Q1 FY15	Q2 FY15	Q3 FY15	Q4 FY15	FY15	Q1 FY16	Q2 FY16	Q3 FY16
Rockstar sale adjustment	$—	$—	$—	$(115)	$(115)	$—	$—	$—
Debentures fair value adjustment	(287)	167	150	50	80	(157)	(228)	(5)
CORE program charges	226	33	5	58	322	9	6	(6)
RAP charges	—	—	—	—	—	52	79	33
Software deferred revenue acquired	—	—	—	—	—	—	1	9
Stock compensation expense	13	8	14	14	49	14	14	14
Acquired intangibles amortization	9	10	10	9	38	9	11	18
Business acquisition costs	—	—	2	1	3	1	—	11
Total Non-GAAP Adjustments (Three Months Ended, Pre-Tax)	$(39)	$218	$181	$17	$377	$(72)	$(117)	$74

Non-GAAP Adjustments (Three Months Ended, After-Tax)	Q1 FY15	Q2 FY15	Q3 FY15	Q4 FY15	FY15	Q1 FY16	Q2 FY16	Q3 FY16
Rockstar sale adjustment	$—	$—	$—	$(115)	$(115)	$—	$—	$—
Debentures fair value adjustment	(287)	167	150	50	80	(157)	(228)	(5)
CORE program charges	204	29	4	57	294	9	6	(6)
RAP charges	—	—	—	—	—	52	79	33
Software deferred revenue acquired	—	—	—	—	—	—	1	9
Stock compensation expense	13	8	14	14	49	14	14	14
Acquired intangibles amortization	9	10	10	9	38	9	11	18
Business acquisition costs	—	—	2	1	3	1	—	11
Total Non-GAAP Adjustments (Three Months Ended, After-Tax)	$(61)	$214	$180	$16	$349	$(72)	$(117)	$74

Non-GAAP gross profit	Q1 FY15	Q2 FY15	Q3 FY15	Q4 FY15	FY15	Q1 FY16	Q2 FY16	Q3 FY16
GAAP revenue	$966	$916	$793	$660	$3,335	$658	$490	$548
Software deferred revenue acquired	—	—	—	—	—	—	1	9
Non-GAAP revenue	966	916	793	660	3,335	658	491	557
Total cost of sales	(515)	(491)	(383)	(342)	(1,731)	(348)	(305)	(312)
Non-GAAP adjustments to cost of sales	13	10	—	2	25	21	15	5
Non-GAAP gross profit	$464	$435	$410	$320	$1,629	$331	$201	$250

Adjusted EBITDA	Q1 FY15	Q2 FY15	Q3 FY15	Q4 FY15	FY15	Q1 FY16	Q2 FY16	Q3 FY16
GAAP operating income (loss)	$20	$(198)	$(139)	$(106)	$(423)	$89	$33	$(104)
Non-GAAP adjustments to operating income	(39)	218	181	132	492	(72)	(117)	74
Non-GAAP operating income (loss)	(19)	20	42	26	69	17	(84)	(30)
Amortization	191	171	170	162	694	164	163	162
Acquired intangibles amortization	(9)	(10)	(10)	(9)	(38)	(9)	(11)	(18)
Adjusted EBITDA	$163	$181	$202	$179	$725	$172	$68	$114

Reconciliation from GAAP Net Income (Loss) to Non-GAAP Income (Loss) and Non-GAAP Earnings (Loss) per Share	Q1 FY15	Q2 FY15	Q3 FY15	Q4 FY15	FY15	Q1 FY16	Q2 FY16	Q3 FY16
GAAP Net Income (Loss)	$23	$(207)	$(148)	$28	$(304)	$68	$51	$(89)
Total Non-GAAP adjustments (three months ended, after-tax)	(61)	214	180	16	349	(72)	(117)	74
Non-GAAP Net Income (Loss)	$(38)	$7	$32	$44	$45	$(4)	$(66)	$(15)

Non-GAAP Earnings (Loss) per Share	$(0.07)	$0.01	$0.06	$0.08	$0.08	$(0.01)	$(0.13)	$(0.03)

Shares outstanding for Non-GAAP Income (loss) per share reconciliation	526,742	537,959	540,400	543,556	542,123	529,235	526,314	525,103

Non-GAAP revenue, non-GAAP income (loss) before income taxes, non-GAAP net income (loss), non-GAAP gross profit, adjusted EBITDA and non-GAAP earnings (loss) per share do not have a standardized meaning prescribed by GAAP and thus are not comparable to similarly titled measures presented by other issuers. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. This non-GAAP information should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. You are encouraged to review the Company’s filings on SEDAR and EDGAR. The Company makes no commitment to update the information above subsequently.

BlackBerry Investor Relations Pre-Tax CORE Program Charge (Recovery) Details

	Q1 FY15	Q2 FY15	Q3 FY15	Q4 FY15	FY15	Q1 FY16	Q2 FY16	Q3 FY16
Cost of sales	$12	$10	$—	$1	$23	$—	$—	$—
Research and development	41	19	4	6	70	2	—	—
Selling, marketing and administration	173	4	1	51	229	7	6	(6)
Total CORE Program Charges (Recoveries)	$226	$33	$5	$58	$322	$9	$6	$(6)
BlackBerry Investor Relations Pre-Tax RAP Charge Details

	Q1 FY15	Q2 FY15	Q3 FY15	Q4 FY15	FY15	Q1 FY16	Q2 FY16	Q3 FY16
Cost of sales	$—	$—	$—	$—	$—	$21	$14	$5
Research and development	—	—	—	—	—	13	14	2
Selling, marketing and administration	—	—	—	—	—	18	51	26
Total RAP Charges	$—	$—	$—	$—	$—	$52	$79	$33
BlackBerry Investor Relations Amortization of Intangibles and Property, Plant and Equipment Details

	Q1 FY15	Q2 FY15	Q3 FY15	Q4 FY15	FY15	Q1 FY16	Q2 FY16	Q3 FY16
In cost of sales
Property, plant and equipment	$27	$16	$14	$16	$73	$16	$10	$13
Intangible assets	83	80	82	78	323	83	86	81
Total in cost of sales	110	96	96	94	396	99	96	94

In operating expenses amortization
Property, plant and equipment	33	28	27	23	111	20	22	16
Intangible assets	48	47	47	45	187	45	45	52
Total in operating expenses amortization	81	75	74	68	298	65	67	68

Total amortization
Property, plant and equipment	60	44	41	39	184	36	32	29
Intangible assets	131	127	129	123	510	128	131	133
Total amortization	$191	$171	$170	$162	$694	$164	$163	$162

The information above is supplied to provide meaningful supplemental information regarding the Company's operating results because such information excludes amounts that are not necessarily related to its operating results. The Company believes that the presentation of these non-GAAP measures enables the Company and its shareholders to better assess the Company’s operating results relative to its operating results in prior periods and improves the comparability of the information presented. This non-GAAP information should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. You are encouraged to review the Company’s filings on SEDAR and EDGAR. The Company makes no commitment to update the information above subsequently.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	December 18, 2015	By:	/s/ James Yersh
			Name:	James Yersh
			Title:	Chief Financial Officer